Exhibit 4.10

EXECUTION VERSION

AMENDED AND RESTATED CONSULTING AGREEMENT

(2018)

THIS AGREEMENT made as of this 1st day of February 2018.

BETWEEN:

MARIANNE SADAR, an individual having an address at 4091 Bayridge Avenue, West Vancouver, British Columbia, V7V 3J9

(the “Consultant”)

AND:

ESSA PHARMA INC., a corporation incorporated under the laws of the Province of British Columbia, having a registered office at 999 West Broadway, Suite 720, Vancouver, British Columbia, V5Z 1K5

(the “Company”)

WHEREAS:

A.	The Company and the Consultant entered into a consulting agreement dated December 22, 2010, as amended by an amending agreement dated February 1, 2013 and an amending agreement dated February 1, 2015 (collectively, the “Prior Agreement”);

B.	The Company wishes to continue to retain the Consultant to provide the services hereinafter described and the Consultant wishes to continue to provide such services to the Company; and

C.	The parties have agreed to amend and restate the terms of the Prior Agreement as more fully set out herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties hereby agree as follows:

1.0	DEFINITIONS

1.1            In this Agreement, the following words and expressions shall have the following meanings, unless the context otherwise requires:

“Agreement” means this consulting agreement and the appendices attached hereto, as amended or supplemented from time to time.

“Associates” means any of the suppliers, distributors, customers or other business partners of the Company, including BCCA and UBC.

“BCCA” means the British Columbia Cancer Agency Branch or any other entity or organization by whom the Consultant may be employed at the relevant time.

“Board” means the board of directors of the Company.

“Business” means the business of research, development and commercialization of therapies that relate to decreasing levels of the androgen receptor or decreasing androgen receptor activity, including consulting to any private sector person or entity engaged in any of the foregoing activities.

“CEO” means the Chief Executive Officer of the Company.

“Company Confidential Information” means Confidential Information that is owned by the Company, in whole or in part, and excludes any Confidential Information owned by an Associate or any third party.

“Compensation Committee” means a committee consisting of independent members of the Board.

“Confidential Information” means trade secrets and other information, in whatever form or media, in the possession of the Company and owned by the Company or by its Associates, which is not generally known to the public, or the nature of which is such that it would generally be considered confidential in the industry in which the Company operates or which the Company is obligated to treat as confidential or proprietary. Confidential Information includes the following:

(a)	the Products and confidential or proprietary facts, data, techniques, biologic and other materials and other information related to the Products or the Business of the Company;

(b)	all Work Product;

(c)	information regarding the Company’s business operations, methods and practices, including market strategies, product pricing, margins and information regarding the financial, legal and corporate affairs of the Company;

(d)	the names of the Company’s Associates and the nature of the Company’s relationships with such Associates; and

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(e)	technical and business information of or regarding the Company’s Associates, including the Associates’ technology, intellectual property, biologic and other materials, and business, but shall not include:

(i)	any information that is possessed by the Consultant prior to receipt from the Company, other than through prior disclosure by the Company, BCCA or UBC, as evidenced by the Consultant’s business records;

(ii)	any information that is published or available to the general public, other than through a breach of this Agreement or another agreement of confidentiality with the Company;

(iii)	any information that is obtained by the Consultant from a third party with a valid right to disclose it, provided that the third party is not, directly or indirectly, under an obligation of confidentiality to the Company;

(iv)	any information that is disclosed by the Consultant with the prior written approval of the Company; or

(v)	any information that is required to be disclosed by operation of law or the requirement of a governmental agency, provided that the Consultant will provide the Company with reasonable advance notice of any such proposed disclosure to give the Company a reasonable period of time in which to object to such disclosure.

“Consultant’s Fee” has the meaning ascribed thereto in Section 5.1.

“Effective Date” means February 1, 2018.

“Excluded Work Product” means any intellectual property that is developed, created, generated or reduced to practice by the Consultant or any persons working in collaboration with her who are non-ESSA employees during the course of her employment with BCCA or during the course of use of any BCCA research facilities or resources or in connection with any BCCA gift, grant or contract research funds that pursuant to the Consultant’s employment with BCCA is the property of BCCA, unless otherwise agreed in any agreement between BCCA, the Consultant and the Company.

“License Agreement” means the Amended and Restated License Agreement between the Company, BCCA and UBC dated May 27, 2014.

“Parties” means the Company and the Consultant, and “Party” means either of them.

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“Products” means:

(a)	therapies, approaches, screening methodologies, diagnostic assays, therapeutic molecules, compounds and their mechanistic action that modulate androgen receptor activity and are discovered or developed by the Company, and any other products derived from the discovery or development by the Company of molecular compounds that can be used to treat prostate cancer;

(b)	any intellectual property or assets owned, licensed, sold, marketed or used by the Company in connection with the Business, including enhancements, modifications, additions or other improvements to such intellectual property; and

(c)	any other products or technologies that the Company discovers or develops during the Term.

For the avoidance of doubt, Products exclude any Excluded Work Product.

“Services” means the services described in Appendix A to this Agreement.

“Term” has the meaning ascribed thereto in Section 3.1.

“UBC” means the University of British Columbia.

“Work Product” means any and all tangible materials and any and all ideas, inventions, improvements, discoveries, know-how, techniques, designs, developments, suggestions, products, machines, methods, hardware, names, titles, plans and works of authorship (including computer programs, software, logic design and documentation), industrial designs, utility models and other information and materials that relate to the Product, whether or not patentable, copyrightable or otherwise registrable under applicable statutes, that made, conceived, created, invented, reduced to practice, developed or authored by the Consultant, either alone or jointly with others, whether or not reduced to drawings, written description, documentation, models or other tangible form, in the course of performing the Services hereunder (including, for the avoidance of doubt, under the Prior Agreement). For the avoidance of doubt, Work Product excludes Excluded Work Product.

1.2            The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, all references herein to sections or subsections are to sections or subsections of this Agreement.

1.3            In this Agreement words importing the singular number only shall include the plural and vice versa, wordings importing the masculine gender shall include the feminine and neuter genders and vice

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versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations, and companies.

1.4            Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

1.5            All references to money or currency in this Agreement are to lawful money of Canada.

1.6            Appendix A and Appendix B attached hereto form an integral part of this Agreement.

2.0	ENGAGEMENT OF CONSULTANT

2.1            The Company hereby engages the Consultant to perform, and the Consultant hereby agrees to make herself available to perform, (i) Services for up to 32 hours per month during the Term, at such times and place or places as the Consultant may determine, which amount of hours of Services is based on an annual Consultant’s Fee of $180,000 CDN for the first and second years of the Term, and (ii) Services for up to 22 hours per month during the Term, at such times and place or places as the Consultant may determine, which amount of hours of Services is based on an annual Consultant’s Fee of $120,000 CDN for the third and fourth years of the Term, subject to Section 5.1. Notwithstanding the foregoing, the Consultant will not be required to provide Services to the Company for one or more vacation periods of up to two months per year, for a cumulative total of 64 hours of Services for the first and second year of the term and 44 hours of Services for the third and fourth year of the term. Such vacation period or periods shall be scheduled at such time or times as requested by the Consultant and approved by the CEO, such approval not to be unreasonably withheld. For clarity, no unused annual vacation period or periods may be carried forward to a subsequent calendar year without the authorization of the CEO.

2.2            The Parties acknowledge and agree that the Consultant shall provide the Services as an independent contractor, and that this Agreement is not intended, and will not operate, to make the Consultant an employee of the Company for any purpose whatsoever.

2.3            The Consultant is solely responsible for maintaining her own insurance, including general liability and professional liability, if applicable.

2.4            The Consultant is solely responsible for maintaining her own accounting records and books.

2.5            The Company acknowledges that the Consultant is an employee of BCCA and agrees that: (a) the Consultant’s employment with BCCA is subject to the policies and requirements of BCCA, which may impose certain restrictions on her availability to perform the Services and (b) the Consultant may, throughout the Term, continue such employment and undertake such other employment and business

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activities as the Consultant wishes, provided that such activities do not interfere with the performance of Services by the Consultant under this Agreement or contravene the provisions of Section 7.0.

2.6            Notwithstanding any other provision of this Agreement, the Parties acknowledge the rights of, and the Consultant’s obligations to, BCCA that exist by virtue of the Consultant’s work with BCCA, including without limitation with respect to Excluded Work Product, and further acknowledge that no provision of this Agreement is intended to nor will it prevent the Consultant from fulfilling such obligations, unless otherwise agreed in any written agreement between BCCA, the Consultant and the Company. The Consultant acknowledges that it is her sole responsibility to ensure that her provision of the Services to the Company is in compliance with BCCA policies.

2.7            The Parties recognize that any presentation by the Consultant at symposia, national or regional professional meetings, publication in journals or other publications, accounts of the Consultant’s research with respect to the Excluded Work Product, including research results from the Consultant’s work as an employee of BCCA, are subject to Section 10.4 and 10.5 of the License Agreement, which the Consultant acknowledges having read and to which the Consultant agrees to be bound, and the Company and the Consultant agree to abide by Section 10.0 of the License Agreement in respect to the Excluded Work Product. The Parties acknowledge that the Work Product is subject to the terms of Section 6.0 of this Agreement.

2.8            The Consultant will not use the name of the Company or any of its Associates in any publication or advertisement without the CEO’s prior written approval, except this shall not apply to BCCA or any of BCCA’s Associates, save for the Consultant’s obligation to disclose her relationship with the Company to the extent required by rules of professional conduct.

3.0	TERM OF AGREEMENT

3.1            This Agreement shall become effective on the Effective Date and continue in full force and effect, subject to earlier termination or extension as hereinafter provided, for a term of four (4) years following the Effective Date (such period referred to as the “Term”). The Term may be extended for additional periods of one year each by mutual written agreement between the Parties.

4.0	duties of consultant

4.1            In performing the Services, the Consultant shall act honestly and in good faith in the best interests of the Company, subject to Sections 2.5 and 2.6 of this Agreement, and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

4.2            The Consultant shall report directly to the CEO.

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4.3            The Services performed by the Consultant under this Agreement will conform to and will be carried out in accordance with such lawful written directives or guidelines as may be prescribed from time to time by the CEO, subject to Sections 2.5 and 2.6 of this Agreement, and where such directives have not been prescribed, the Consultant is authorized to exercise her independent judgment in the furtherance of the Company’s best interests, based on the information made available to her by the Company, and consistent with such lawful general instructions as have been prescribed by the CEO.

4.4            The Consultant represents that the performance of the Services in accordance with this Agreement will not breach any agreement by which the Consultant is bound, including without limitation any agreement limiting the use or disclosure of proprietary information acquired by the Consultant in confidence prior to the Consultant’s engagement as a consultant to the Company. The Consultant further represents and agrees that the Services performed hereunder will not be conducted in a manner that would conflict with her obligations to third parties, including BCCA. The Consultant hereby represents and warrants to the Company that as of the date hereof neither the execution nor the delivery of this Agreement will constitute or result in the breach of or default under any terms, provisions or conditions of, or conflict with or violate, any contract to which the Consultant is a party or is subject to or by which the Consultant is bound or from which the Consultant derives benefit.

5.0	compensation

5.1            The Company will pay to the Consultant an annual fee as compensation for the performance by the Consultant of the Services hereunder (the “Consultant’s Fee”). For the first and second year of the Term, the Consultant’s Fee shall be of $180,000 CDN, which shall be paid in equal monthly installments of $15,000 each, in accordance with Section 5.6, commencing on February 1, 2018. For the third and fourth year of the Term, the Consultant’s Fee shall be $120,000 CDN, which shall be paid in equal monthly installments of $10,000 each, in accordance with Section 5.6, commencing on February 1, 2020 and February 1, 2021, respectively. However, in the event that the Consultant’s provision of Services is expected to involve greater hours than anticipated in Section 2.1 herein, at least 60 days prior to the commencement of the third and fourth year of the Term, the Company and the Consultant shall negotiate in good faith for the purposes of increasing the amount of compensation payable to the Consultant for the following year, such compensation to be based upon a mutually agreed upon work plan, setting out the scope of the Services for the following year.

5.2            At the end of each year of the Term of this Agreement, the Company may pay a bonus of up to 25% of the Consultant’s Fee (the “Bonus”) to Consultant upon accomplishment of certain Consultant objectives, which align with Company goals. Payment of any Bonus is at the recommendation of the Compensation Committee and at the sole discretion of the Board of Directors of the Company. The Consultant objectives, which shall align with Company goals, will be as determined by the Company in consultation with its Compensation Committee and agreed to by the Consultant prior to the beginning of each year of the Term. The Consultant objectives and the associated quantum and timing of payment of the Bonus for the first year of the Term are listed in Appendix B of this Agreement.

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5.3            Throughout the Term, the Company will reimburse the Consultant for all actual, reasonable and approved expenses incurred by the Consultant in the course of her performance of the Services, including air and automobile travel, meals and lodging for business trips and other out of pocket expenses, provided that the Consultant provides evidence of such expenses.

5.4            The Company will not make any statutory deductions from any payments to the Consultant, since the Consultant is not and will not be an employee of the Company. The Consultant agrees that the Company is not responsible for any statutory deductions or withholdings from payments to the Consultant, including but not limited to deductions or withholdings related to Income Tax, Workers’ Compensation, Employment Insurance and Canada Pension Plan.

5.5            The Consultant agrees to indemnify the Company from any claims, charges, taxes, penalties or demands which may be made by the Minister of National Revenue or other statutory body against the Company for failure to make statutory deductions from invoices submitted by the Consultant, including but not limited to, Income Tax, Workers’ Compensation, Employment Insurance and Canada Pension Plan.

5.6            Subject to Section 5.2, all fees paid to the Consultant under this Agreement, plus applicable provincial and federal taxes thereon, will be payable monthly in arrears, by cash or cheque, within 30 business days of the end of the relevant month. The Consultant shall from time to time provide invoices as may be reasonably requested by the Company.

5.7            All expenses to be paid to the Consultant under this Agreement will be payable within 15 business days after a written request from the Consultant for reimbursement, including supporting receipts.

5.8            The Consultant shall be entitled to participate in incentive plans, to extent eligible under the terms of each such plan, established from time to time by the Board. The terms of any such participation shall be determined by the Board, or a compensation committee thereof, in its discretion.

5.9            The Consultant will not be entitled to participate in any medical, dental, extended health or group life insurance plans of the Company or any other benefits available to employees of the Company.

5.10          In recognition of past services and contributions to the Company, on February 21, 2018 the Company shall grant to the Consultant options to acquire 1,600,000 common shares of the Company (pre 1:20 share consolidation) at an exercise price of $0.245 CDN/share (pre 1:20 share consolidation), such exercise price not being less than the closing market price of the Company’s common shares on the day prior to the granting of the options. If there is any consolidation, subdivision or reclassification of the common shares of the Company, the number of shares subject to the options under this Section shall be adjusted accordingly. Such options shall vest monthly in arrears, in accordance with the terms of the Company’s stock option plan (the “Stock Option Plan”) in 48 equal installments, with the first installment vesting on the one month anniversary of the date of the grant, being March 21, 2018, and

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subsequent installments vesting every one month anniversary thereafter. Vested options shall be exercisable at any time and from time to time by the Consultant or her personal representative giving written notice to the Company of the number of vested options the Consultant or personal representative is exercising, and delivering payment to the Company of the corresponding exercise price, with such options being exercisable up to 5:00 p.m. local time in Vancouver, British Columbia on the expiry date in accordance with the terms of the Stock Option Plan. The stock options may continue to vest beyond the Term of this agreement as stated in Section 3.0. Notwithstanding the foregoing, any of the options which have not yet vested will vest immediately upon the occurrence of any of the following events:

(a)	the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Company by a person or group of persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by persons who are or who are controlled by, the existing shareholders of the Company;

(b)	a merger, amalgamation or arrangement of the Company or of the voting shares of the Company where the voting shares of the resulting merged, amalgamated or arranged company, as applicable, are owned or controlled by shareholders of whom more than 50% are not the same as the shareholders of the Company immediately prior to the merger, amalgamation or arrangement;

(c)	a sale by the Company of greater than 50% of the fair market value of the assets of the Company, through one or a series of transactions, to an entity that is not controlled by either the shareholders of the Company or by the Company; or

(d)	the death or Disability (as such term is defined in the Stock Option Plan) of the Consultant.

For greater certainty, the options granted in this Section 5.10 are subject to the terms of the Stock Option Plan, and in the event of any conflict between the terms of this Agreement and the Stock Option Plan, or the certificate representing such options, the terms of the Stock Option Plan and option certificate shall govern.

6.0	CONFIDENTIALITY AND INTELLECTUAL PROPERTY

6.1            The Consultant acknowledges that the Company Confidential Information consists entirely of trade secrets, confidential and proprietary information that is the exclusive property of the Company or Associates from whom the Company has obtained its rights. At all times during the Term and for a period of five years after the termination or expiry of this Agreement, or in the case of trade secrets for so long as the information qualifies as trade secrets, the Consultant will treat the Company Confidential Information in strict confidence and will not, directly or indirectly, disclose, allow access to, transmit or transfer the Confidential Information to a third party (other than the Company’s or any Associate’s directors, officers, bankers, consultants, business collaborators or partners, licensors, sublicensees,

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suppliers, distributors, agents and legal and financial advisors in the ordinary course of business and on a reasonable need to know basis) unless otherwise required by law or by a regulatory authority having jurisdiction over the Company, or except as previously approved in writing by the Company. The Consultant will protect such Company Confidential Information from disclosure by exercising a standard of care as may reasonably be expected to preserve its secret and confidential nature. The Consultant acknowledges and agrees that nothing contained in this Agreement will be construed as an assignment to the Consultant of any right, title or interest in the Company Confidential Information. As between the Company and the Consultant, all right, title and interest relating to the Company Confidential Information is expressly reserved by the Company and the Associates from whom the Company has obtained its rights. All documents containing Confidential Information are the property of the Company or the relevant Associate.

6.2            At all times during the Term and for a period of five years after the termination or expiry of this Agreement, or in the case of trade secrets for so long as the information qualifies as trade secrets, the Consultant will not use any of the Company Confidential Information in any manner except as reasonably required for the Consultant to provide the Services. Without limiting the generality of the foregoing, the Consultant agrees that at all times during and subsequent to the consulting relationship, the Consultant will not use or take advantage of the Company Confidential Information for creating, maintaining or marketing, or aiding in the creation, maintenance or marketing, of any product that is competitive with any of the Products.

6.3            The Consultant will not copy or reproduce the Company Confidential Information except in the course of the Consultant’s consulting relationship with and for the benefit of the Company or with the written approval of the Company. All copies of Company Confidential Information remain the property of the Company.

6.4            Nothing in this Agreement precludes the Company from obtaining, protecting or enforcing its intellectual property rights or enforcing the Consultant’s obligations pursuant to the provisions of Section 6.0 or Section 7.0 in a court of competent jurisdiction, or from pursuing any other remedy available to it for such breach or threatened breach, including the recovery of damages from the Consultant. The Consultant acknowledges that irreparable harm may result to the Company if the Consultant breaches the Consultant’s obligations under Section 6.0 or Section 7.0. The Consultant acknowledges that such a breach may not properly be compensated by an award of damages. Accordingly, the remedy for any such breach may include, in addition to other available remedies and damages, injunctive relief or other equitable relief enjoining such breach at the earliest possible date, and the Company will be entitled to seek injunctive relief restraining the Consultant from breaching any of the provisions of Sections 6.0 and 7.0.

6.5            The Consultant agrees to make full disclosure to the Company of each Work Product promptly after its creation. The Consultant hereby assigns and transfers, and agrees to assign and transfer as they arise, to the Company, and agrees that the Company will be the exclusive owner of, any and all rights,

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title and interests that the Consultant may have in and to each Work Product (including for more clarity those Work Product created prior to the Effective Date in connection with the Business) throughout the world, including all trade secrets, patent rights, copyrights and all other intellectual property rights therein. The Consultant further agrees to cooperate fully at all times during and subsequent to the Term with respect to signing further documents and doing such acts and other things reasonably requested by the Company, at the Company’s expense, to confirm such transfer of ownership of rights, including intellectual property rights, effective at or after the time the Work Product is created and to enable the Company to apply for, obtain, and enforce patents or copyrights or other rights or protections relating to the Work Product in any and all countries. The Consultant agrees that the obligations in this Section 6.5 will continue beyond the termination of this Agreement with respect to any and all Work Product made, conceived, created, invented, developed, acquired or reduced to practice prior to or during the Term. For purposes of the copyright laws of the United States of America, to the extent, if any, that such laws are applicable to any Work Product, the Work Product will be considered a work made for hire and the Company will be considered the author thereof. Should the Consultant for any reason fail to provide the Company with the assistance required by this Section 6.5, then the Consultant hereby irrevocably designates the CEO as the agent and attorney-in-fact of the Consultant to execute and file any such documents and to do all lawful acts necessary to apply for and obtain patents, copyrights and other protections, and to enforce the Company’s rights under this Section 6.5. The Consultant will not receive any further consideration in respect of post-termination assistance provided to the Company, provided that the expense of obtaining or enforcing intellectual property protection, including the reasonable expenses of the Consultant, will be borne by Company. Notwithstanding anything contrary in the foregoing, the parties acknowledge that the provisions of this Section 6.5 are subject to the Consultant’s obligations set forth in Sections 2.5 and 2.6 of this Agreement and the terms of the License Agreement. For the avoidance of doubt, the obligations under this subsection 6.5 do not apply to Excluded Work Product.

6.6            The Consultant agrees that the Company, its assignees and their respective licensees are not required to designate the Consultant as the author of any Work Product. The Consultant hereby waives in whole all moral rights that the Consultant may have in any Work Product, including the right to the integrity of the Work Product, the right to be associated with the Work Product, the right to restrain or claim damages for any distortion, mutilation or other modification of the Work Product, and the right to restrain use or reproduction of the Work Product in any context and in connection with any product, service, cause or institution.

7.0	RESTRICTIONS

7.1            The Consultant agrees that, at all times during this Agreement and for a period of 3 months after the termination of this Agreement if this Agreement is terminated by the Company pursuant to Section 8.1(a) hereto, or is terminated by the Consultant pursuant to Section 8.2 hereto, she will not:

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7.1.1            either individually or in conjunction with any person, as principal, agent, director, officer, employee, investor or in any other manner whatsoever, directly or indirectly, engage in or become financially interested in a competitive Business anywhere in North America, the United Kingdom, the European Union and/or Japan without the prior written consent of the Company; provided that the foregoing will not prevent the Consultant from holding any class of shares of a public company, partnership or other organization, provided that the Consultant, alone or in conjunction with any other person, will not directly or indirectly hold more than 10% of the shares of any such company; for greater certainty, BCCA is not considered to be a competitive Business for the purposes of this Subsection.

7.2            The Consultant agrees that, at all times during this Agreement and for a period of 12 months after the expiry or termination of this Agreement in accordance with the terms hereof (regardless of which Party terminates this Agreement and regardless of the reason for such termination, if any), she will not:

7.2.1            either directly or indirectly, on the Consultant’s own behalf or on behalf of others, solicit, divert or hire away, or attempt to solicit, divert, or hire away, any person employed by the Company or persuade or attempt to persuade any such individual to terminate his or her employment with the Company; provided, however, this provision shall not apply where a person has responded to an advertisement of general notice for employment; and

7.2.2            directly or indirectly impair or seek to impair any relationships that the Company has with its employees, consultants, customers, suppliers, licensors, sublicensees, distributors, agents or other parties with which the Company does business or has contractual relations.

8.0	TERMINATION

8.1            The Company may terminate this Agreement, by giving notice thereof to the Consultant:

a.	if the Consultant is, at any time during the Term, convicted of an indictable offence which:

i.	involves fraud or dishonesty; or

ii.	affects the Consultant's ability to provide the Services;

b.	if the Consultant fails to make herself available to perform Services in accordance with Section 2.1 (other than by reason of death, disability, illness or vacation, or due to the provisions of Sections 2.5 or 2.6) for a period of not less than two consecutive months and if such failure continues thereafter for a period of not less than 30 days after the Company gives notice to the Consultant advising of the Consultant’s failure to perform

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Services for such two month period and requesting the Consultant to perform Services within the 30-day period following such notice;

or

c.	any other fundamental breach of this Agreement including, without limitation, Section 7.1.1 hereto.

8.2            The Consultant may, at any time, give 120 calendar days advance written notice to the Company of the Consultant’s intention to terminate this Agreement and on the expiration of such period this Agreement will be terminated. Such notice period may be adjusted upon mutual agreement and may expire on any day of the month and the Consultant’s Fee payable hereunder will be proportioned to the date of such termination.

8.3            This Agreement will terminate forthwith on the death or Disability of the Consultant.

8.4            Other than the payment of the Consultant’s Fee, the reimbursement of reasonable expenses as provided for in Section 5.0, the payment of awarded Bonuses, and the vesting of options described in Section 5.10, there will be no fees or other payments of any kind payable to the Consultant upon the termination of this Agreement. For greater certainty, the options described in Section 5.10 may continue to be exercisable following the termination of this Agreement, in accordance with the terms of the certificate representing such options and the Stock Option Plan.

8.5            Upon termination of this Agreement, the Consultant will return to the Company all property of the Company which is then in the Consultant’s possession or under her control, including all written information, tapes, discs, memory devices or other material in any medium pertaining to the Services and all Company Confidential Information, without retaining copies or records of any Company Confidential Information whatsoever.

9.0	GENERAL

9.1            No failure by either Party to exercise any right or remedy in respect of this Agreement will operate as a waiver thereof, unless it is in writing and signed by such Party. Unless expressly provided for therein, such waiver will not limit or affect the rights of either Party with respect to any other or subsequent breach of the same or any other provision.

9.2            Any notice or direction required or permitted to be given under this Agreement shall be in writing and may be given by mailing the same by registered or certified mail or delivering the same addressed to the Party at the address first above written, or to such other address as a Party may specify by notice to the other and shall be deemed to have been given, if delivered, on the date of delivery if it is a business day, and otherwise on the next succeeding business day and, if mailed, on the fifth business

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day following the posting of the notice except if there is a postal dispute, in which case all communications shall be delivered.

9.3            This Agreement will not be construed as creating a partnership, joint venture or agency relationship between the Parties or any other form of legal association that would impose liability upon one Party for any act or failure to act by the other Party.

9.4            This Agreement states and comprises the entire agreement between the Parties in connection with the subject matter hereof and cancels and supersedes all previous correspondence, negotiations, promises, agreements, covenants, conditions, representations and warranties with respect to the subject matter herein. There are no representations, warranties, terms, conditions, undertakings or collateral agreements express or implied between the Parties other than expressly set forth in this Agreement.

9.5            The Parties agree that this Agreement is personal in nature and may not be assigned or otherwise transferred by either of the Parties, nor may any right or obligation hereunder be assigned or transferred directly or indirectly by either of the Parties, whether voluntarily, by operation of law or otherwise, without the written consent of the other Party.

9.6            This Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia and federal laws of Canada applicable therein. The Parties hereby attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

9.7            No alteration or amendment of this Agreement shall take effect unless the same is in writing duly executed by the Parties.

9.8            If any one or more of the provisions contained in this Agreement shall be determined to be invalid, illegal or unenforceable, the remaining provisions contained herein shall not in any way be affected or impaired thereby.

9.9            The Consultant acknowledges and agrees that she has had the opportunity to seek independent legal advice in relation to the nature, contents, terms and effect of this Agreement and the Consultant voluntarily accepted the consideration provided by the Company for the purpose of entering into this Agreement.

9.10          This Agreement shall enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, successors and permitted assigns.

9.11          This Agreement may be executed in counterparts, and such original executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date and year first above written.

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SIGNED, SEALED AND DELIVERED in the presence of:

Signature

675 West 10th Avenue, Vancouver, BC
Address

Administrative Coordinator	(SIGNED) “Marianne Sadar”
Occupation	MARIANNE SADAR, Consultant

ESSA PHARMA INC.

Per:	(SIGNED) “David R. Parkinson”
David R. Parkinson, CEO

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Appendix A

SERVICES to be Performed by the consultant

The Services to be performed by the Consultant under the Consulting Agreement to which this Appendix A is attached shall consist of the following:

1.	Participating in the development of Work Product for the Company

2.	Participating in the assessment and review of business and scientific matters, including participation in any Scientific or Medical Advisory Board as the Company may constitute, and as the Company may request

3.	Assisting in the development of scientific and business strategies and presentations for the Company

4.	Assisting the Company in preparing regulatory submissions relating to the Product

5.	Assisting the Company with respect to patent protection

6.	Reviewing scientific literature relating to the Product

A-1

Appendix B

objectives and bonus payments applicable through this agreement

The annual bonus may represent up to 25% of the amount of this Agreement, the actual amount to be determined by the Compensation Committee in consideration of the contributions of the Consultant and commensurate with the financial status of the Company.

For Calendar 2018, the amount of the bonus will be decided on the basis of contributions to the business objectives and strategic objectives of the company, specifically Consultant’s contribution toward enabling the Company to achieve its annual goals as established by the Compensation Committee and approved by the Board of Directors. Consistent with the Consultant’s scientific and other contributions, considerations will include assessment of the services performed by the Consultant as outlined in Appendix A. These services will serve the following major initiatives:

1.	Support towards identifying, characterizing, and advancing the next generation compounds to IND filing, including the activities outlined in Appendix A

2.	Support towards strengthening ESSA external interactions and messaging through preclinical collaborations, relevant publications, interactions with investors and potential industrial partners

B-1